Exhibit 99.1

Blue Hat Announces Fiscal Year 2020 Financial Results, Highlighted by 27% Increase in Revenues to $30.2 Million

Company to Host Conference Call to Discuss Results on April 8, 2021, at 8:30 a.m. ET

Xiamen, China – April 7, 2021: Blue Hat Interactive Entertainment Technology ("Blue Hat" or the "Company") (NASDAQ: BHAT), a leading producer, developer and operator of augmented reality ("AR") interactive entertainment games, toys and educational materials in China, today announced its audited financial results for the fiscal year ended December 31, 2020.

Fourth Quarter and Fiscal Year 2020 Financial Highlights

•	Total revenues of US$30.2 million, up 26.7% from US$23.8 million in 2019, driven by increased sales from its information services and Internet Data Center (“IDC”) business in late 2020. As such, the majority of revenues was recorded in the fourth quarter of 2020, which increased more than 70% to approximately US$20 million, from US$11.8 million in the prior-year period, primarily driven by the Company’s previously mentioned new business lines, which saw significant growth following the strategic acquisition of Xunpusen Technology Co., Ltd. (“Xunpusen”) in the second half of 2020.
•	Gross profit of US$14.0 million, compared to US$16.3 million in 2019
•	Income from operations of US$9.6 million, compared to US$9.5 million in 2019
•	Adjusted earnings before interest, taxes, and depreciation and amortization (“Adjusted EBITDA”)[1], which excludes amortization of intangible assets and depreciation of property and equipment, of US$10.3 million in 2020
•	Net income of US$8.3 million, compared to US$9.1 million in 2019
•	Non-GAAP net income, which excludes bond-related interest, warrant costs, and depreciation and amortization, of US$9.2 million in 2020
•	US$15.8 million in cash and cash equivalents at December 31, 2020

Management Commentary

Xiaodong Chen, CEO of Blue Hat, stated, “Over the course of 2020, Blue Hat made several important moves that we believe have significantly strengthened the foundation and overall growth outlook of our business. Late in the year, we completed the acquisition of Xunpusen, launching our new communication services and IDC business, and we have since announced several partnerships with reputable companies like China Mobile and, more recently, Kingsoft Cloud, which will enable us to grow this business and expand our sales channels for our other lines of business. We have bolstered our mobile games business with the acquisition of 51% of Fuzhou Csfctech Co., Ltd. (‘Csfctech’) and its two subsidiaries, which is a major first step forward in our plans to grow this business through both geographic and product expansion.”

Mr. Chen continued, “We are also seeing tremendous opportunity within our interactive education business and announced several agreements with preschools and kindergartens for the implementation of our Augmented Reality Immersive Classes (‘ARIC’) and STEAM-focused curriculum and technology platform. Today, our ARIC and our proprietary curriculum and platform are being used in over 500 classrooms throughout China, and we continue working with schools and teachers to train and properly implement our technology-driven education programs.”

1 We supply non-GAAP information including Adjusted EBITDA and non-GAAP net income because we believe it allows our investors to obtain a clearer understanding of our operations. Any non-GAAP measures should not be considered as a substitute for, and should only be read in conjunction with, measures of financial performance prepared in accordance with GAAP.

Mr. Chen concluded, “We are pleased to have achieved nearly 27% growth in total revenues, which was primarily driven by contributions from our new information services and communication services businesses late in the year. These growth trends have continued into 2021 so far. Through the last year, we remained profitable despite the challenges presented by the global pandemic and feel we are better positioned to take advantage of the growth opportunities before us in 2021. While the establishment and expansion of our new businesses did impact our bottom line in 2020, we expect that they will support the sales and marketing efforts of our AR, education, and mobile game offerings. We are in the early stages of executing on this growth strategy but have begun to see tangible results from these efforts. We anticipate a gradual improvement in our operating margins over time as we continue to sign new agreements for our AR and mobile game offerings and increase sales of our retail products and interactive education initiatives.”

Recent Operating Highlights

•	In January 2021, Blue Hat signed a three-year licensing agreement with Cup of Cosmo Studio (Beijing) Culture Co., Ltd. for the use of its WUHUANGWANSHUI intellectual property on social media, toys and marketing materials, effective January 1, 2021. WUHUANGWANSHUI is an original Chinese cartoon image brand of a cat (Wu Huang) and a dog (Ba Zahey), which has become an influential brand easily recognized in Chinese pop culture.
•	In January 2021, Blue Hat announced the closing of the acquisition of 51% of Csfctech and its two subsidiaries. Csfctech is a developer and distributor of mobile games in China, boasting a portfolio of more than 100 games available on various platforms, with an international user base across Mainland China, Japan, Taiwan, the United Arab Emirates and Africa.
•	In February 2021, Blue Hat announced the signing of a three-year agreement with Zhong Ya (Shenzhen) International Education Investment Co., Ltd. (“Zhong Ya”) whereby Blue Hat will provide ARIC to Zhong Ya’s 680 kindergartens located in Guangdong Province.
•	In March 2021, Blue Hat announced the signing of a three-year framework agreement with Kingsoft Cloud Holdings Limited (“Kingsoft Cloud”) (NASDAQ: KC), a leading cloud service provider in China, effective August 14, 2020. Since August, the Company has been providing mainframe hosting, system maintenance, troubleshooting and other services to Kingsoft Cloud’s platform in an initial assessment period. This agreement strengthens Blue Hat’s growing IDC business following the Company’s acquisition of Xunpusen in late 2020.

Fiscal Year 2020 Results

Total revenues were US$30.2 million for fiscal year 2020, an increase of US$6.4 million, or 26.7%, from US$23.8 million in the prior fiscal year. The overall increase was primarily attributable to increased sales of interactive toys (animation series) and contributions from the new information services and communication services businesses.

Revenues from sales of interactive toys (game series) were US$15.9 million for fiscal year 2020, compared to US$21.2 million in the prior fiscal year, primarily due to the COVID-19 pandemic, during which significantly decreased physical shopping activities resulted in fewer sales in the first half of 2020.

Revenues from sales of interactive toys (animation series) were US$2.0 million for fiscal year 2020, an increase of US$1.8 million, from US$0.2 million in the prior fiscal year. This increase was primarily driven by revenue contributions from education courseware sold to kindergartens throughout 2020.

Revenues from mobile games remained steady at US$2.5 million for fiscal year 2020, compared to US$2.5 million in the prior fiscal year. Mobile games are highly cyclical, and the majority of the Company’s mobile games reached or passed the peak in their life cycle during the year.

Revenues from information services were US$4.3 million for fiscal year 2020. This is a new business that launched in late 2020, whereby Blue Hat provides products and technical services that enable users with access to the technical service platform to utilize products and services from third-party platforms and medial channels (such as WeChat Official Account, Mini Program, APP, Tik Tok, Toutiao, Quick Worker, etc.).

Revenues from communication services were US$5.5 million for fiscal year 2020. This is a new business that launched in late 2020, following the Company’s acquisition of Xunpusen.

Gross profit was US$14.0 million for fiscal year 2020, compared to US$16.3 million in the prior fiscal year. Gross margin for the four different business lines were as follows:

•	Interactive toys (game series): 65.5%, or US$10.4 million
•	Interactive toys (animation series): 31.5%, or US$0.6 million
•	Mobile games: 99.6%, or US$2.5 million
•	Information services: (0.1)%, or negative US$0.06 million
•	Communication services: 8.9%, or US$0.5 million

Gross profit margin was 46.3% for fiscal year 2020, compared to 68.4% for the prior fiscal year, due to the adverse impact the COVID-19 pandemic had on Blue Hat’s sales and higher initial costs associated with establishing the new IDC business.

Total operating expenses were US$4.4 million for fiscal year 2020, a decrease of $2.4 million, or 35.2%, from US$6.8 million in the prior fiscal year. This decrease was mainly attributable to a US$0.4 million decrease in selling expenses, a US$1.2 million decrease in general and administrative expenses (due to increased professional expenses related to the Company’s IPO in fiscal year 2019), and a US$0.8 million decrease in research and development expenses for fiscal year 2020, when compared to fiscal year 2019.

Income from operations was US$9.6 million for fiscal year 2020, compared to US$9.5 million in the prior fiscal year.

Adjusted EBITDA, which excludes amortization of intangible assets and depreciation of property and equipment, was US$10.3 million for fiscal year 2020. Please refer to the note about non-GAAP measures and the reconciliation table at the end of this press release for additional information.

Net income was US$8.3 million for fiscal year 2020, compared to US$9.1 million in the prior fiscal year. The decrease was primarily due to a $1.3 million increase in income tax expense following the expiration of a preferential tax rate granted by the local government, which was in effect through the end of 2019.

Non-GAAP net income, which excludes bond-related interest, warrant costs, and depreciation and amortization, was US$9.2 million for fiscal year 2020. Please refer to the note about non-GAAP measures and the reconciliation table at the end of this press release for additional information.

Basic and diluted earnings per share were US$0.21 for fiscal year 2020, compared to US$0.26 for the prior fiscal year.

Balance Sheet Highlights

As of December 31, 2020, Blue Hat had cash and cash equivalents of US$15.8 million, working capital of US$34.0 million, and total shareholders’ equity of US$58.8 million, compared to cash and cash equivalents of US$10.5 million, working capital of US$29.0 million, and total shareholders’ equity of US$44.8 million, respectively, at December 31, 2019. Subsequent to year-end, the Company completed a registered direct offering with two institutional investors for the purchase and sale of 7,160,000 of its ordinary shares at a price of $1.06 per share, resulting in total gross proceeds of approximately $7.59 million before deducting the placement agent’s fees and other estimated offering expenses.

Conference Call

Blue Hat management will host an earnings conference call on Thursday, April 8, 2021, at 8:30 a.m. ET (8:30 p.m. Beijing/Hong Kong Time).

Dial-in details are as follows:

Participant Dial-in Numbers

U.S. & Canada (Toll-Free):  +1 (877) 407-9046

International (Toll):              +1 (201) 689-8733

Local Access

China:                                   (400) 120 2840

Hong Kong:                         (800) 965561

Additionally, a live and archived webcast will be available at http://ir.bluehatgroup.com.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company's interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Investor Relations:

The Equity Group Inc. In China

Adam Prior, Senior Vice President Lucy Ma, Associate

(212) 836-9606 +86 10 5661 7012

aprior@equityny.com lma@equityny.com

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES AUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019
Revenues	$30,191,069	$23,834,129
Cost of revenue	(16,206,823)	(7,531,800)
Gross profit	13,984,246	16,302,329

Operating expenses:
Selling	(522,168)	(928,680)
Research and development	(281,618)	(1,031,204)
General and administrative	(3,613,361)	(4,860,189)
Total operating expenses	(4,417,147)	(6,820,073)
Income from operations	9,567,099	9,482,256

Other income (expense)
Interest income	147,840	629
Interest expense	(439,607)	(171,938)
Other finance expenses	(82,338)	(4,415)
Other income, net	864,198	221,146
Total other income, net	490,093	45,422
Income before income taxes	10,057,192	9,527,678
Provision for income taxes	1,776,175	453,724
Net income	8,281,017	9,073,954

Other comprehensive income (loss)
Foreign currency translation adjustment	(3,220,363)	(521,738)
Comprehensive income	$5,060,654	$8,552,216
Less: Comprehensive income attributable to non-controlling interests	(111,404)	—
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	4,949,250	8,552,216

Weighted average number of ordinary shares
Basic	38,553,694	35,141,114
Diluted	39,859,074	35,141,114

Earnings per share
Basic	$0.21	$0.26
Diluted	$0.21	$0.26

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
AUDITED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
ASSETS	2020	2019
Current assets:
Cash and cash equivalents	$15,800,563	$10,478,587
Inventories	117,075	125,264
Accounts receivable, net	16,594,533	13,631,359
Accounts receivables - related party	1,906,101	—
Other receivables, net	14,350,223	13,182,529
Prepayments, net	1,917,780	299,577
Restricted cash	—	5,000,000
Total current assets	50,686,275	42,717,316

Non-current assets:
Operating lease, right-of-use asset	290,410	679,850
Prepayments	4,164,274	4,425,849
Property, plant and equipment, net	4,258,121	2,324,823
Intangible assets, net	14,252,575	6,758,316
Long-term investments	1,914,668	1,727,301
Deferred tax assets	119,127	182,234
Total non-current assets	24,999,175	16,098,373
Total assets	$75,685,450	$58,815,689

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans - banks	$5,129,295	$5,819,787
Current maturities of long-term loans - third party	14,117	77,493
Taxes payable	6,802,454	3,525,153
Accounts payable	935,588	293,985
Other payables and accrued liabilities	1,846,917	3,628,809
Other payables - related party	25,837	21,341
Operating lease liabilities - current	300,468	313,460
Customer deposits	941,877	—
Convertible bonds payable	739,189	—
Total current liabilities	16,735,742	13,680,028

Non-current liabilities:
Operating lease liability	—	372,051
Long-term loans - third party	—	13,328
Total other liabilities	—	385,379
Total liabilities	16,735,742	14,065,407

Shareholders' equity
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 38,553,694 shares issued and outstanding as of December 31, 2020, and 35,141,114 shares issued and outstanding as of December 31, 2019	38,554	35,141
Additional paid-in capital	23,466,482	20,771,849
Statutory reserves	2,204,174	1,289,765
Retained earnings	31,387,398	24,132,194
Accumulated other comprehensive income (loss)	1,741,696	(1,478,667)
Total Blue Hat Interactive Entertainment Technology shareholders' equity	58,838,304	44,750,282
Non-controlling interests	111,404	—
Total equity	58,949,708	44,750,282
Total liabilities and shareholders' equity	$75,685,450	$58,815,689

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

For the Year Ended December 31, 2020

Income from operations	$9,567,099
Add: Depreciation and amortization	$738,544
Adjusted EBITDA	$10,305,643

Net income	$8,281,017
Add: Bond-related interest and warrant costs	$191,534
Add: Depreciation and amortization	$738,544
Non-GAAP net income	$9,211,095

Earnings per weighted average ordinary share outstanding Basic and diluted	$0.21
Add: Non-GAAP adjustments to net income per share	$0.02
Non-GAAP basic and diluted earnings per share	$0.23

About Non-GAAP Financial Measures

This press release contains the non-GAAP financial measures including Adjusted EBITDA and non-GAAP net income, of which the most directly comparable financial measure presented in accordance with U.S. generally accepted accounting principles (“GAAP”) is income from operations and net income, respectively. These measures are not in accordance with, or alternatives to GAAP, and may be different from other non-GAAP financial measures used by other companies. The Company uses non-GAAP financial measures as a supplemental performance measure of our operations, for financial and operational decision-making, and as a supplemental means of evaluating period-to-period comparisons on a consistent basis.

The Company believes the presentation of these non-GAAP financial measures provide investors with relevant and useful information, as it allows investors to evaluate the operating performance of the business activities without having to account for differences recognized because of non-core or non-recurring financial information. When GAAP financial measures are viewed in conjunction with non-GAAP financial measures, investors are provided with a more meaningful understanding of the Company’s ongoing operating performance. In addition, non-GAAP financial measures are among those indicators the Company uses as a basis for evaluating operational performance, allocating resources, and planning and forecasting future periods. Non-GAAP financial measures are not intended to be considered in isolation, or as a substitute for, GAAP financial measures. To the extent this release contains historical or future non-GAAP financial measures, the Company has provided corresponding GAAP financial measures for comparative purposes. The reconciliation between certain GAAP and non-GAAP measures is provided above.